UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 5, 2014

Commission File Number: 001-35455

SILVER STANDARD RESOURCES INC.

(Translation of registrant’s name into English)

#800 - 1055 Dunsmuir Street

PO Box 49088, Bentall Postal Station

Vancouver, British Columbia

Canada V7X 1G4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☐  Form 20-F            ☒  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Silver Standard Resources Inc.
(Registrant)

Date: February 6, 2014	By:	/s/ Kelly Stark-Anderson
Kelly Stark-Anderson
	Title:	Vice President, Legal and Corporate Secretary

SUBMITTED HEREWITH

Exhibits

99.1	Material Change Report dated February 4, 2014

99.2	Purchase and Sale Agreement among Goldcorp USA, Inc., Goldcorp Canada Ltd., Homestake Mining Company of California and Silver Standard Resources Inc. dated February 3, 2014